July 22, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jonathan Burr Brigitte Lippmann Suying Li Rufus Decker

Re:    Livongo Health, Inc.

Registration Statement on Form S-1 (File No. 333-232412)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 7,115 copies of the Preliminary Prospectus dated July 22, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 24, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Matt Strom
Name: Matt Strom
Title: Executive Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ David Peoples
Name: David Peoples
Title: Managing Director